Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-292526

Prospectus Supplement No. 3

(To Prospectus Dated January 12, 2026)

Robo.ai Inc.

Up to 150,500,000 Class B Ordinary Shares

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated January 12, 2026, which forms a part of our registration statement on Form F-1 (Registration No. 333-292526), as amended and supplemented, with the information contained in our current report on Form 6-K furnished with the U.S. Securities and Exchange Commission on February 11, 2026. The prospectus relates to the potential offer and sale from time to time by the selling securityholders named therein or their pledgees, donees, transferees, assignees, or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) of up to 150,500,000 Class B ordinary shares, par value US$0.0001 per share, of Robo.ai Inc.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class B ordinary shares are listed on the Nasdaq Stock Market LLC, or Nasdaq, under the ticker symbol “AIIO.” On February 10, 2026, the closing price of our Class B ordinary shares on Nasdaq was US$0.1499.

We may further amend or supplement the prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus, this prospectus supplement, and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17 of the prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 11, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road, Nad Al Sheba

Dubai

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Agreement with Energy Plus

Robo.ai Inc. (the “Company”) entered into an agreement for the transfer of one ordinary share in ICONIQ Holding Limited dated as of February 5, 2026 (“Energy Plus Agreement”) with Energy Plus Management Limited (“Energy Plus”), pursuant to which Energy Plus agreed to acquire from the Company 100% of the issued and outstanding ordinary shares of ICONIQ Holding Limited for a purchase price of US1.00 in cash. In the Energy Plus Agreement, the Company and Energy Plus have made representations and warranties and have agreed to covenants relating to the transaction. The closing of the transaction is expected to take place by the end of February 2026.

The foregoing descriptions of the Energy Plus Agreement and the transaction contemplated thereunder is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, the copy of which is filed with this current report on Form 6-K as Exhibit 99.1, and the terms of which are incorporated herein by reference.

Explanatory Note

The Company has determined that, pursuant to Article 11 of Regulation S-X, the Company is required to incorporate in its outstanding registration statements unaudited pro forma condensed consolidated financial information prepared to reflect the proposed disposition of ICONIQ Holding Limited. The unaudited pro forma condensed consolidated financial statements are based on, and should be read in conjunction with, the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the fiscal year ended and as of December 31, 2024 and unaudited consolidated financial statements and notes thereto for the six months ended June 30, 2025. The pro forma adjustments are based upon available information and assumptions that management believes reasonably reflect the transaction. The unaudited pro forma condensed financial statements are provided for illustrative purposes only and do not purport to represent what actual results of operations or the consolidated financial position would have been had the transaction occurred on the date assumed, nor are they necessarily indicative of the Company’s future consolidated results of operations or financial position.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Agreement for the Transfer of One Ordinary Share in ICONIQ Holding Limited dated as of February 5, 2026 Between Robo.ai Inc. and Energy Plus Management Limited
99.2	Unaudited Pro Forma Consolidated Financial Information

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: February 11, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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Exhibit 99.1

Dated	5 February 2026

(1)	Robo.ai inc. (Seller)

(2)	Energy Plus Management Limited (Purchaser)

AGREEMENT FOR THE TRANSFER OF ONE ORDINARY SHARE

IN Iconiq Holding Limited

i

THIS AGREEMENT (the Agreement) is dated                 20

PARTIES

(1)	Robo.ai Inc. of Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE (Seller); and

(2)	Energy Plus Management Limited, of 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands (Purchaser),

each a Party and together the Parties.

WHEREAS

(A)	The Seller holds one (1) ordinary share in Iconiq Holding Limited, a Cayman Islands registered with the Registrar of Companies of the Cayman Islands, under company number 417564 (the Company), representing 100% of the issued and outstanding shares of the Company.

(B)	The Seller wishes to transfer one (1) ordinary share in the Company that it holds (Share) to the Purchaser on and subject to the terms contained within this Agreement (Transfer), representing 100% of the issued and outstanding shares of the Company.

OPERATIVE PROVISIONS

IT IS AGREED as follows:

1.	Agreement for Sale

1.1	Subject to the terms and conditions of this Agreement, the Seller shall sell and the Purchaser shall purchase the Share as legal and beneficial owner of the Share.

1.2	The sale and purchase of the Share pursuant to this Agreement shall take effect upon the Completion in accordance with clause 4 below. Carved out scope of the transaction is set out in Schedule 2.

2.	Purchase Consideration

The aggregate consideration for the Share shall be USD1.00 payable to the Seller by the Purchaser (Consideration).

3.	The Share

The Share are transferred with the rights, privileges, restrictions and conditions attaching to the Share as specified in the memorandum and articles of association of the Company (M&A) as may be amended from time to time, and the Purchaser agrees to take the Share subject to the terms of the M&A and the terms of this Agreement.

4.	Completion

4.1	Completion of the purchase of the Share (Completion) shall take place upon:

(a)	the execution of the instrument of transfer in the form of Schedule 1 attached hereto; and

(b)	the payment of Consideration by the Purchaser to the Seller.

4.2	The transfer of the Share shall be effective upon the entry of the details of the Purchaser in the Company’s register of members.

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5.	Further Assurance

Notwithstanding Completion, the parties shall do all such further acts or things that may be reasonably necessary to give full effect to this Agreement and to the transactions hereby contemplated.

6.	Costs and liabilities

6.1	Each Party shall bear its own costs and expenses in relation to the negotiation, preparation, execution and implementation of this Agreement, but this clause 6 shall not prejudice any Party’s right to seek to recover costs in any litigation or other dispute resolution procedure arising in connection with this Agreement.

6.2	All liabilities and guarantees (whether known or unknown, contingent or actual, and of any nature whatsoever) of the Company, whenever arising, shall be and remain the sole responsibility of the Company and its ultimate shareholder, i.e. the Purchaser. The Seller shall have no responsibility or liability for any such liabilities.

6.3	Notwithstanding clause 6 (Costs), all fees, duties, taxes, and expenses directly incurred in connection with the execution, filing, registration, or completion of this Transfer shall be borne solely by the Seller.

7.	Purchaser’s Representations

7.1	The Purchaser represents that it (a) is a sophisticated investor familiar with transactions similar to the transfer contemplated by this Agreement; (b) possesses such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of this investment; (c) has the capacity to protect the Purchaser’s own interests in connection with this transfer, and is financially capable of bearing a total loss of the Share; (d) has adequate information concerning the Company and its present and prospective business, assets, liabilities and financial condition that the Purchaser considers important in making the decision to acquire the Share; and (e) has independently and without reliance upon the Seller, and based on such information and the advice of such advisers as the Purchaser has deemed appropriate, made its own analysis and decision to enter into this Agreement.

7.2	The Purchaser acknowledges and understands that the Share may decrease in value after the date hereof. The Purchaser is fully aware of: (a) the highly speculative nature of the Share; (b) the financial hazards involved; (c) the lack of liquidity of the Share; (d) the qualifications and backgrounds of the management of the Company; and (e) the tax consequences of acquiring the Share. The Purchaser expressly acknowledges and agrees that the Seller has made no representation to Purchaser with respect to the tax or other financial treatment of the transaction contemplated by this Agreement.

7.3	The Purchaser understands that the Seller will rely on the accuracy and truth of the foregoing representations, and the Purchaser hereby consents to such reliance.

8.	Seller’s Representations

8.1	The Seller represents that

(a)	the Company is duly incorporated and validly existing under the laws of the Cayman Islands and is in good standing with the Registrar of Companies, Cayman Islands;

(b)	it is the sole legal and beneficial owner of, has the right to exercise all voting and other rights over and has the right to transfer legal and beneficial title to the Share;

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8.2	For the purposes of this clause 8, Encumbrance shall mean any option, right to acquire, right of conversion, right of pre-emption, right of first refusal, restriction on transfer, equity, claim, charge (whether fixed or floating), mortgage, pledge, lien, assignment, power of sale, hypothecation, title retention or other third party right or security interest of any kind and any agreement, arrangement or obligation (including any conditional obligation) to create any such right or interest.

8.3	The Seller understands that the Purchaser will rely on the accuracy and truth of the foregoing representations, and the Seller hereby consents to such reliance.

9.	Miscellaneous

9.1	This Agreement constitutes the whole agreement between the Parties relating to the sale and purchase of the Share to the exclusion of any terms implied by law that may be excluded by contract.

9.2	Except in the case of fraud, no Party shall have any right of action against the other Party arising out of or in connection with any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement except to the extent it is expressly incorporated in this Agreement.

9.3	No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each Party.

9.4	No Party may assign, grant any security interest over, hold on trust or otherwise transfer the benefit of, or its rights under, the whole or any part of this Agreement without, in the case of the Seller, the prior written consent of the Purchaser and, in the case of the Purchaser, the prior written consent of the Seller.

10.	Counterparts

This agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all counterparts shall together constitute the one agreement.

11.	Governing Law and Jurisdiction

11.1	This agreement shall be governed and construed in all respects by the laws of Cayman Islands

11.2	Any dispute arising under or in connection with this agreement shall be subject to the non-exclusive jurisdiction of the United Arab Emirates courts to which the parties to this agreement hereby submit.

The signatures of the parties to this Agreement are situated after the Schedules to this Agreement.

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Schedule 1

Form of Instrument of Transfer

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SCHEDULE 2

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SIGNATORIES

IN WITNESS WHEREOF the Parties have duly executed this Agreement on the date stated at the beginning of it.

SIGNED by Nan Wu,	)
the director	)
for and on behalf of	)	/s/ Nan Wu
Robo.ai Inc.		The Seller
in the presence of:

Signature of witness:	/s/ Adrian Wong

Name:	Adrian Wong

Title:	CFO

SIGNED by Jijeesh Kumar Nadarajan,	)
the director	)
for and on behalf of	)	/s/ Jijeesh Kumar Nadarajan
Energy Plus Management Limited		The Purchaser
in the presence of:

Signature of witness:	/s/ Chenxuan Zhao

Name:	Chenxuan Zhao

Title:

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Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Introduction

In February 2026, the Group reached an agreement and transferred its total equity interests in its subsidiary, ICONIQ Holding Limited (“ICONIQ Holding”) to a third-party entity for a total consideration of US$1 (the “Disposition”). Upon the completion of the Disposition expected by the end of February (the “Disposal Date”), the Group no longer has any equity interest in ICONIQ Holding. Therefore, the Group was no longer able to operate and exert control over the subsidiary since the Disposal Date. The Disposition represented a strategic shift that had a significant effect on the Group’s operations and financial results and was to be accounted for as a discontinued operation.

Basis of Presentation

The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaced the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed consolidated financial statements. The adjustments presented in the unaudited pro forma condensed consolidated financial statements have been identified and presented to provide relevant information necessary for an understanding of the pro forma results of operation reflecting the Disposition.

The unaudited proforma condensed combined balance sheet as of June 30, 2025, together with the unaudited condensed combined statements of operations for the year ended December 31, 2024 and for the six months ended June 30, 2025 presented herein gives effect to the Disposition as if the transaction had occurred at the beginning of such periods and includes certain adjustments that are directly attributable to the transaction which are expected to have a continuing impact on the Group, and are factually supportable, as summarized in the accompanying notes and assumptions.

The pro forma adjustments are preliminary and have been made solely for informational purposes. The unaudited pro forma condensed consolidated financial statements are not intended to represent and do not purport to be indicative of what the consolidated financial results of the Group would have been had the Disposition been completed on the applicable dates. In addition, the pro forma statement of operation and comprehensive income does not purport to project the future results of operations of the Group. In the opinion of management, all necessary adjustments to the unaudited pro forma condensed consolidated financial statements have been made.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(In U.S. dollars in thousands, except for share and per share data, or otherwise note)

	As of June 30, 2025
	Robo.ai Inc.	Less: Disposition	Pro Forma Adjustments		Pro Forma Combination
	US$	US$	US$		US$
ASSETS
Current assets:
Cash and cash equivalents	147	(75)	(22	)(1)&(3)	50
Restricted cash	1,161	(1,161)	-		-
Advance to suppliers, net	1	(1)	-		-
Inventories, net	982	(552)	-		430
Prepaid expenses and other current assets, net	28,628	(27,458)	15,380	(2)	16,550
Total current assets	30,919	(29,247)	15,358		17,030

Non-current assets:
Property and equipment, net	1,959	(772)	-		1,187
Intangible assets, net	17	(17)	-		-
Operating lease right-of-use asset	2,046	(2,046)	-		-
Total non-current assets	4,022	(2,835)	-		1,187
TOTAL ASSETS	34,941	(32,082)	15,358		18,217

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	25,348	(9,214)	-		16,134
Advance from customers	85	(84)	-		1
Loans from a third party	14,582	(14,582)	-		-
Warrant liabilities	97	-	-		97
Amounts due to related parties	5,489	(4,895)	-		594
Accrued expenses and other current liabilities	56,178	(60,481)	15,380	(2)	11,077
Lease liabilities, current	1,084	(1,084)	-		-
Total current liabilities	102,863	(90,340)	15,380		27,903

Non-current liabilities:
Lease liabilities, non-current	1,293	(1,293)	-		-
Total non-current liabilities	1,293	(1,293)	-		-
TOTAL LIABILITIES	104,156	(91,633)	15,380		27,903

Shareholders’ deficit:
Class A Ordinary shares (par value of US$0.0001 per share; 100,000,000 and 100,000,000 Class A Ordinary Shares authorized, as of June 30, 2025 and December 31, 2024, respectively; 36,350,011 and 36,350,011 Class A Ordinary Shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	4	-	-		4
Class B Ordinary Shares (par value of US$0.0001 per share; 400,000,000 and 400,000,000 Class B Ordinary Shares authorized, as of June 30, 2025 and December 31, 2024, respectively; 255,849,682 and 255,849,682 Class B Ordinary Shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	26	-	-		26
Additional paid-in capital	678,528	(661,781)	661,781	(1)	678,528
Accumulated deficit	(739,285)	712,947	(657,559	)(1)&(3)	(683,897)
Accumulated other comprehensive loss	(4,347)	4,244	(4,244	)(1)	(4,347)
Total Robo.ai Inc.’s shareholders’ deficit	(65,074)	55,410	(22)		(9,686)
Non-controlling interests	(4,141)	4,141	-	(1)	-
TOTAL SHAREHOLDERS’ DEFICIT	(69,215)	59,551	(22)		(9,686)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	34,941	(32,082)	15,358		18,217

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATION AND COMPREHENSIVE LOSS

(In U.S. dollars in thousands, except for share and per share data, or otherwise note)

	For the six months ended June 30, 2025
	Robo.ai Inc.	Less: Disposition	Pro Forma Adjustments	Pro Forma Combination
	US$	US$	US$	US$

Net revenues	864	(292)	-	572
Cost of revenues	(1,549)	613	-	(936)
Gross loss	(685)	321	-	(364)

Operating expenses:
General and administrative expenses	(5,324)	2,890	-	(2,434)
Selling expenses	(315)	-	-	(315)
Research and development expenses	(34)	34	-	-
Total Operating expenses	(5,673)	2,924	-	(2,749)
Operating loss	(6,358)	3,245	-	(3,113)

Other income, net
Other income net	6,603	(5,819)	-	784
Interest (expenses)/income, net	(2,551)	2,570	-	19
Changes in fair value of derivative warrant liabilities	(45)	-	-	(45)
Total other income, net	4,007	(3,249)	-	758

Loss before income tax provision	(2,351)	(4)	-	(2,355)
Income tax provision	-	-	-	-
Net loss	(2,351)	(4)	-	(2,355)
Less: net loss attributable to non-controlling interests	(115)	115	-	-
Net loss attributable to ordinary shareholders of the Company	(2,236)	(119)	-	(2,355)

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(297)	297		-
Total comprehensive loss	(2,648)	293	-	(2,355)

Loss per share attributable to shareholders
Basic and diluted	-			-
Weighted average shares used in calculating net loss per share
Basic and diluted	292,199,693			292,199,693

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATION AND COMPREHENSIVE LOSS

(In U.S. dollars in thousands, except for share and per share data, or otherwise note)

	For the year ended December 31, 2024
	Robo.ai Inc.	Less: Disposition	Pro Forma Adjustments	Pro Forma Combination
	US$	US$	US$	US$

Net revenues	11,995	(2,246)	-	9,749
Cost of revenues	(9,327)	3,257	-	(6,070)
Gross profit	2,668	1,011	-	3,679

Operating expenses:
General and administrative expenses	(90,956)	88,020	-	(2,936)
Selling expenses	(2,609)	1,089	-	(1,520)
Research and development expenses	(4,479)	4,479	-	-
Total Operating expenses	(98,044)	93,588	-	(4,456)
Operating loss	(95,376)	94,599	-	(777)

Other (loss)/income, net
Other (expenses)/income, net	(22,840)	22,848	-	8
Interest (expenses)/income, net	(2,691)	2,840	-	149
Financial expenses	(36,137)	36,137	-	-
Loss of impairment on investments	(15,918)	15,918	-	-
Changes in fair value of derivative warrant liabilities	236	-	-	236
Total other (loss)/income, net	(77,350)	77,743	-	393

Loss before income tax provision	(172,726)	172,342	-	(384)
Income tax provision	-	-	-	-
Net loss	(172,726)	172,342	-	(384)
Less: net loss attributable to non-controlling interests	(191)	191	-	-
Net loss attributable to ordinary shareholders of the Company	(172,535)	172,151	-	(384)

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	225	(225)		-
Total comprehensive loss	(172,501)	172,117	-	(384)

Loss per share attributable to shareholders
Basic and diluted	(0.0006)			-
Weighted average shares used in calculating net loss per share
Basic and diluted	292,199,693			292,199,693

PRO FORMA ADJUSTMENTS

The historical consolidated financial statements have been adjusted in the pro forma, as detailed below, to give effect to pro forma events that are: (i) directly attributable to the Disposition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the disposal results of Disposition. The Pro Forma does not reflect the non-recurring cost of any integration activities or benefits from the Disposition including potential synergies that may be generated in future periods.

The unaudited pro forma condensed consolidated financial statements reflect the following transaction accounting adjustments related to the Disposition:

(1)	Reflects disposal gain of US$59.6 million with cash consideration to be received net of US$1 as if the disposal had occurred on June 30, 2025, which is subject to ICONIQ Holding’s net assets as of June 30, 2025. Actual gain upon disposal may differ from the pro forma presentation due to changes in net assets between June 30, 2025 and the actual disposal date.

(2)	The reversal of intercompany eliminations between the Group and the Disposed Subsidiaries, primarily relating to management and professional service fees that were paid by the Disposed Subsidiaries on behalf of the Group.

(3)	Transaction costs directly attributable to the disposition, primarily consisting of legal and administrative fees, amounted to approximately US$22,000. Such costs are non-recurring in nature and, accordingly, have not been reflected in the unaudited pro forma condensed statements of operations.